NEW CENTURY COMPANIES

BY FACSIMILE AND U. S. MAIL

Julie Sherman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:
New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
Form 10-K for the year ended December 31, 2008
Form 10-q for the period ended March 31, 2009
File No. 000-09459

Dear Ms. Sherman:

We are responding to your letter of January 6, 2010.

Form 10-K for the year ended December 31, 2008

Note 11. Restatement. page F-33

Comment

1.
Please refer to our prior comment 12. Please note Item 4.02 of Form 8-K requires you to file a Form 8-K and disclose the specified information within four business days of management conclusion that any of the company's previously issued financial statements should no longer be relied upon because of an error of such financial statements. Please refer to SEC Release 33-8400 and file the required Item 4.02 Form 8-K regarding your restatement as soon as practicable.

Response

The Company has filed a Form 8-K, as required by Item 4.02, on January 22, 2010.

Form 10-Q for the period ended September 30, 2009.

Exhibit 31

Comment

2.
We note that that you replaced the word "registrant" with "small business issuer" in your Form 10-Q for the period ended September 30, 2009. When you amend your filings, please also revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K without any modifications. Please also apply this comment to future filings.

Response:

Our amended Form 10-Q for the period ended September 30, 2009 includes the certification in the exact form as set forth in Item 601(b)(31) of Regulation S-K without any modifications.  In addition, the certification is currently dated.

Exhibit 32

Comment

3.
We note that your certification filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 does not appropriately refer to the correct periodic report. Please file an amendment to your Form 10-Q for the period ended September 30, 2009 to include a certification pursuant to Section 906 that refers to the report for the period ended September 30, 2009. Your amendment must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

Response:

Our amended Form 10-Q for the period ended September 30, 2009 included the certification that refers to the report for the period ended September 30, 2009.   In addition, the certification was currently dated.

Form 8-K dated October. 2009

Item 901 Financial Statements and Exhibits

Comment

4.
We see that you acquired Precision Aerostructures, Inc. on October 9, 2009 in exchange for 5 million shares of common stock and a promissory note for $500,000. We see your disclosure that you will file the required financial statements of Precision Aerostructures Inc. by amendment within the time period set forth in the instructions to Form 8-K, however, we do not see that any financial statements have been filed to date. Please note that the due date for such financial statements was no later than 71 calendar days after the initial report on Form 8-K had been filed. Please refer to Instructions to Item 9.01 of Form 8-K and file the required financial statements or tell us why you do not believe such financial statements are required.

Response:

The required financial statements of Precision Aerostructures Inc were filed in our Form 8-K/A on January 22, 2010.

Please advise us if there are additional comments or questions.

Sincerely,

Mr. David Duquette
New Century Companies, Inc.